August 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC 20549-0306

Attn.: Brian R. Cascio, Accounting Branch Chief

Re:	Ascent Solar Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 12, 2009 and

Form 10-Q for the period ended March 31, 2009

File No. 001-32919 (collectively the “Filings”)

Dear Mr. Cascio:

In connection with the August 12, 2009 letter sent to the Commission on behalf of Ascent Solar Technologies, Inc. (the “Registrant”) by David C. Wang of Holland & Knight LLP, the Registrant’s outside counsel, the Registrant acknowledges the following:

(i)	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

(iii)	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASCENT SOLAR TECHNOLOGIES, INC.

/s/ Gary Gatchell
Gary Gatchell
Chief Financial Officer